# APPENDIX D
## DIRECTORS AND OFFICERS OF THE CORPORATION

| Director | Principal Occupation | Main Employer | Dates of Service |
|---|---|---|---|
| Erik Forman | Management | The Drivers Cooperative, Inc. | 4/2020 - Present |
| Alissa Orlando | Management | The Drivers Cooperative, Inc. | 9/2020 - Present |
| Martin Ken Lewis | Management | The Drivers Cooperative, Inc. | 4/2020 - Present |
| Mohammad Hossen | Driver | Self-Employed | 2/2021 - Present |
| Steve Sleigh | Consulting | Sleigh Strategies LLC | 2/2021 - Present |

| Officer | Positions Held | Dates of Service | Responsibilities |
|---|---|---|---|
| Erik Forman | President | 04/2020-Present | The President shall keep the Board of Directors fully informed about the activities of the Cooperative. S/he has the power to sign and execute alone in the name of the Cooperative all contracts authorized either generally or specifically by the Board, unless the Board shall specifically require an additional signature. The President shall perform all the duties usually incident to the office of the President, and shall perform such other duties as from time to time may be assigned by the Board of Directors. |
| Martin Ken Lewis | Vice President | 2/2021 - Present | The Vice-President shall work closely with the President. S/he will assist in developing agendas for the Board, take on responsibility as necessary for communication with Directors and committee chairs, support the President to ensure organizational priorities and governance concerns are addressed in the most effective and efficient matter, and take on other powers and duties as may be assigned by the Board. In the absence of the President, the Vice-President, in the order. |
| Mohammad Hossen | Secretary | 2/2021 - Present | The Secretary shall keep the minutes of all meetings of the Members and of the Board of Directors in books provided for that purpose. He or she shall be responsible for the giving and serving of all notices of the Cooperative and shall perform all |

| | | | |
|---|---|---|---|
| | | | the duties customarily incident to the office of the Secretary, subject to the control of the Board of Directors, and shall perform such other duties as assigned. |
| Alissa Orlando | Treasurer | 2/2021 - Present | The Treasurer shall keep or cause to be kept full and accurate accounts of receipts and disbursements of the Cooperative, and shall deposit or cause to be deposited all moneys, evidences of indebtedness and other valuable documents of the Cooperative in the name and to the credit of the Cooperative in such banks or depositories as the Board of Directors may designate. At the annual meeting of the Board of Directors and whenever else required by the Board of Directors, s/he shall render a statement of the Cooperative's accounts. S/he shall at all reasonable times exhibit the Cooperative's books and accounts to any officer or director of the Cooperative and shall perform all duties incident to the position of Treasurer subject to the control of the Board of Directors. |

**Business Experience:** of each Officer for the past three years

Erik Forman
Employer 1: The Drivers Cooperative
Employer's Principal Business: Ridehailing
Title: President, Managing Director
Dates of Service: 4/20-present
Responsibilities: Management

Employer 2: CUNY Research Foundation- Systems Change Research Collaborative
Employer's Principal Business: Research
Title: Project Director
Dates of Service: April 2020-March 2021
Responsibilities: Conducting research for system change in the rideshare platform economy in New York City.

Employer 2: Independent Drivers Guild
Employer's Principal Business: Labor Nonprofit
Title: Education Director
Dates of Service: 6/17-12/20
Responsibilities: Education and Wellness Program Development and Management

Employer 3: Harry Van Arsdale Jr. Center for Labor Studies
Employer's Principal Business: Higher Education
Title: Adjunct Lecturer
Dates of Service: 9/16-present
Responsibilities: Teaching undergraduate students

Alissa Orlando
Employer 1: The Drivers Cooperative
Employer's Principal Business: Ridehailing
Title: Treasurer, Managing Director
Dates of Service: 9/20-present
Responsibilities: Management

Employer 2: IndyHub
Employer's Principal Business: Insurance
Title: Co-CEO
Dates of Service: 06/19 - 08/20
Responsibilities: Management

Employer 3: Dynamo Advisors
Employer's Principal Business: Fundraising Advisory
Title: Founder and Managing Director
Dates of Service: 02/17 - 08/18
Responsibilities: Management

Martin Ken Lewis
Employer 1: The Driver's Cooperative
Title: Founder
Employer's Principal Business: Ridehailing
Dates of Service: 04/20 - Present
Responsibilities: Management

Employer 2: Limolux Fleet Services
Employer's Principal Business: Fleet Service to drivers doing Rideshare
Title: Founder
Dates of Service: 01/17 - 03/20
Responsibilities: Fleet Management

Mohammad Hossen
Employer: Uber/Lyft/other black car services
Employer's Principal Business: Ridehailing
Title: Independent Contractor
Dates of Service: 07/16/2015 to present
Responsibilities: Safe driving with highest quality service.